Exhibit 99.79

PRESS RELEASE

BANGCHAK CORPORATION PUBLIC COMPANY LIMITED

ACQUIRES COMMON SHARES OF LITHIUM AMERICAS CORP.

July 17, 2017 — Toronto, Ontario – Bangchak Corporation Public Company Limited (Bangchak), 2098 M Tower Building, 8th Floor, Sukhumvit Road, Bangchak, Phrakanong, Bangkok 10260, announced that it has acquired on a private placement basis through its wholly-owned subsidiary, BCP Innovation Pte Ltd (BCPI), ownership of, and control over, 50,000,000 common shares (Common Shares) of Lithium Americas Corp. (LAC) at a price of C$0.85 per share, for an aggregate purchase price of C$42.5 million (the Private Placement).

On January 19, 2017, LAC announced it had entered into an investment agreement with BCPI (as subsequently amended by amending agreements dated April 12, 2017 and June 30, 2017, the Investment Agreement) for funding to advance the construction of the Cauchari-Olaroz lithium project in Jujuy, Argentina. Pursuant to the Investment Agreement, BCPI: (i) agreed to purchase 50,000,000 Common Shares of LAC at a price of C$0.85 per Common Share (the Private Placement); (ii) agreed to provide a US$80 million debt facility; and (iii) will have the right to purchase 20% of LAC’s 50% share of annual production of lithium carbonate from the first stage of the Cauchari-Olaroz project.

On July 14, 2017, LAC and BCPI completed the closing of the transactions contemplated by the Investment Agreement, which included, among other things, the issue and sale of 50,000,000 Common Shares pursuant to the Private Placement. BCPI and LAC also executed a credit agreement for a US$80 million credit facility and an off-take agreement for the purchase and sale of lithium products.

Immediately before the closing of the Private Placement, Bangchak had direct or indirect ownership of, or control over, 20,166,757 Common Shares, representing 5.2% of the issued and outstanding Common Shares (on the basis of 386,223,317 Common Shares issued and outstanding). Following the completion of the Private Placement, Bangchak has direct or indirect ownership of, or control over, 70,166,757 Common Shares representing 16.1% of the issued and outstanding Common Shares.

The Common Shares were acquired for business and investment purposes. Depending on market conditions and other relevant factors, Bangchak may, in the future, increase or decrease its ownership in LAC, directly or indirectly (e.g., on the open market or through private transactions).

An early warning report (EWR) will be filed and available for review on SEDAR at www.sedar.com under LAC’s profile. A copy of the EWR can also be obtained from the contact below.

For further information please contact:

Bangchak Corporation Public Company Limited

2098 M Tower Building, 8th Floor

Sukhumvit Road, Bangchak

Phrakanong, Bangkok 10260

Attention: Investor Relations

Tel: +66 2 335 8663

Fax: +66 2 335 8000

E-mail: ir@bangchak.co.th

Head Office

2098 M Tower Building, 8th Floor, Sukhumvit Road, Bangchak, Phrakanong, Bangkok 10260

Tel: 0 2335 8888